NATURAL RESOURCE PARTNERS L.P.

601 JEFFERSON STREET

SUITE 3600

HOUSTON, TEXAS 77002

Dwight Dunlap	Tel: (713) 751-7514
Chief Financial Officer & Treasurer	Fax: (281) 657-8014

October 27, 2014

Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Natural Resource Partners L.P.

Form 10-K for the Year Ended December 31, 2013

Filed February 28, 2014

File No. 001-31465

Ladies and Gentlemen:

Set forth below are the responses of Natural Resource Partners L.P. (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 16, 2014, with respect to the Partnership’s Form 10-K for the year ended December 31, 2013, File No. 001-31465, filed with the Commission on February 28, 2014 (the “2013 Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2013 Form 10-K unless otherwise specified.

Form 10-K for the Year Ended December 31, 2013

Item 1 Business, page 2

1.	We note your disclosure of the 2013 acquisition of your non-controlling interest in OCI Wyoming, L.P. for $292.5 million. Please tell us if you consider this to be a material property and if you have considered additional disclosure to include a property description, production data, and mineral reserves pursuant to Item 102 of Regulation S-K. If necessary, in your response please address the qualitative and quantitative factors that you use to determine materiality.

Securities and Exchange Commission

October 27, 2014

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that the Partnership has considered both quantitative and qualitative factors relating to its non-controlling equity investment in OCI Wyoming LLC (formerly OCI Wyoming, L.P.) (“OCI Wyoming”) and does not believe the additional disclosure proposed by the Staff is required or material to the Partnership’s investors for the reasons described below.

Item 102 of Regulation S-K calls for a brief description of the “principal plants, mines and other materially important physical properties of the registrant and its subsidiaries.” While the Partnership’s 2013 Form 10-K contains a brief description of OCI Wyoming’s business, OCI Wyoming is not itself a subsidiary of the Partnership. The Partnership does not operate and is not involved at all in the day-to-day operation of OCI Wyoming’s trona ore mine or soda ash production plant and is only a minority interest owner.

In addition, as further described in the response to Staff comment 3 below, the investment in OCI Wyoming did not, as of December 31, 2013 meet any of the thresholds that would require the Partnership to file OCI Wyoming’s audited financial statements for 2013. Certain summarized 2013 financial information is included in “Note 4. Equity and Other Investments” to the Partnership’s financial statements included in the 2013 Form 10-K. While the Partnership did receive $72.9 million in cash distributions from OCI Wyoming in 2013, $44.8 million of that cash was received in a one-time, non-recurring, special distribution in July 2013 relating to an internal reorganization of the OCI corporate family in advance of the OCI Resources LP initial public offering.

For the reasons described above, the Partnership does not believe the properties owned by OCI Wyoming (or the trona reserves leased by OCI Wyoming) are material to an understanding of the Partnership’s business as a whole. For these reasons, we do not believe additional disclosure to include an additional description of OCI Wyoming’s property or production data, or information regarding the mineral reserves leased by OCI Wyoming is required in the Partnership’s 2013 Form 10-K.

Consolidated Financial Statements, page 67

Report of Independent Registered Public Accounting Firm, page 68

2.	We note your auditor’s report refers to the audit report of OCI Wyoming L.P. issued by other auditors. Please revise to include the audit report of OCI Wyoming L.P. issued by other auditors as required by Rule 2-05 of Regulation S-X or tell us why it is not required.

RESPONSE:

We acknowledge the Staff’s comment and intend to amend the 2013 form 10-K by making an exhibit-only filing on Form 10-K/A. The exhibit only amendment will (1) contain an appropriate explanatory note as to why the amendment is being filed; (2) file as Exhibit 99.1

Securities and Exchange Commission

October 27, 2014

thereto the audit report of Deloitte & Touche LLP dated February 26, 2014 issued with respect to the financial statements of OCI Wyoming as of and for the year ended December 31, 2013; and (3) file as Exhibit 23.2 thereto the consent of Deloitte & Touche LLP for its audit report to be incorporated by reference into the Partnership’s registration statements.

Notes to Consolidated Financial Statements, page 73

Note 4. Equity and other investments, page 78

3.	Please demonstrate to us that audited financial statements pursuant to Rule 3-09 of Regulation S-X were not required for your equity method investee, OCI Wyoming, L.P. for the year ended December 31, 2013. Provide all calculations and assumptions as applicable.

RESPONSE:

Under Rule 3.09(a) of Regulation S-X, for companies owned 50% or less by the registrant, separate financial statements must be filed if the investment meets the first or third conditions under Rule 1.02(w), after substituting 20% for 10% in the tests with respect to the most recently completed fiscal year. The tables below set forth the calculations used in our significance analysis for our investment in OCI Wyoming under Rule 3-09 of Regulation S-X.

December 31, 2013[1]
1. Investment Test/Purchase Price Test
Purchase price of 49% interest in Anadarko (includes $15 million in estimated contingent consideration)	307,500,000
Consolidated total assets of registrant as of 12/31/2013	1,991,856,000
Purchase price as a percent of total assets of registrant	15.44%
3. Pretax Income Test
Pretax income (loss) from continuing operations of OCI Wyoming LP Combined	79,655,000

Portion applicable to interest to be acquired (49%)	39,031,000
Basis differences recorded by NRP LP	(4,845,000)

NRP’s Equity and other unconsolidated investment income in OCI Wyoming LP	34,186,000
Consolidated pretax income from continuing operations of registrant – 2013	172,078,000
Pretax income (loss) of OCI Wyoming as a percent of total pretax income of registrant	19.87%

Based on such calculations, we respectfully submit that the Partnership’s non-controlling equity interest in OCI Wyoming did not, as of December 31, 2013, meet the 20% threshold that would require separate financial statements of OCI Wyoming to be filed by the Partnership.

*    *    *    *    *

[1]	Excludes calculations for the second condition under Rule 1.02(w) of Regulation S-X as it is not applicable under Rule 3-09 for equity method investees.

Securities and Exchange Commission

October 27, 2014

In responding to the foregoing Staff comments, the Partnership acknowledges that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 27, 2014

Please direct any questions that you have with respect to the foregoing or requests for any additional information to the undersigned or to E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

NATURAL RESOURCE PARTNERS L.P.

By: NRP (GP) LP, its general partner

By: GP Natural Resource Partners LLC, its general partner

By:	/s/ Dwight L. Dunlap
Name:	Dwight L. Dunlap
Title:	Chief Financial Officer and Treasurer

cc:	E. Ramey Layne (Vinson & Elkins L.L.P.)

Kathryn Wilson (Natural Resource Partners L.P.)